

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2022

Wensheng Liu
Chief Executive Officer
ETAO International Co., Ltd.
1460 Broadway, 14th Floor
New York, NY 10036

> **Re: ETAO International Co., Ltd.**
> **Amendment No. 3 to Draft Registration Statement on Form F-4**
> **Submitted November 29, 2022**
> **CIK 0001939696**

Dear Wensheng Liu:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-4 submitted November 29, 2022

Intellectual Property, page 226

1. We note your response to our prior comment 5. Please revise your statement that ETAO and the VIEs had registered 28 patents to segregate issued patents and patent applications and disclose the typical duration of patent rights in China for inventions.

You may contact Tracie Mariner at 202-551-3744 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Mitchell Nussbaum, Esq.